                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Northwest Biotherapeutics, Inc.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   66737P 10 5
                             ----------------------
                                 (CUSIP Number)

                                 Linda F. Powers
                                Managing Director
                         7600 Wisconsin Ave., 7th Floor
                               Bethesda, MD 20814
                              Tel :(240) 497-4060
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 11, 2004
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 12 pages

CUSIP No. 66737P 10 5              SCHEDULE 13D


--------------------------------------------------------------------------------
(1)  Names of Reporting Persons: SS or I.R.S. Identification Nos. of Above
     Persons:

     Toucan Capital Fund II, L.P.
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group               (a):  X
                                                                    (b):
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source Of Funds*

     WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     Delaware
--------------------------------------------------------------------------------
Number Of Shares        (7)   Sole Voting Power                  27,834,932  (1)
Beneficially Owned
By Each Reporting
Person With             (8)   Shared Voting Power                   597,418  (2)

                        (9)   Sole Dispositive Power             27,834,932  (1)

                       (10)   Shared Dispositive Power

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                                                                 28,432,350
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)           59.9% (3)

--------------------------------------------------------------------------------
(14) Type Of Reporting Person                                    PN

--------------------------------------------------------------------------------
(1) Consists of 27,834,932 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under four 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $1,100,000.

(2) Consists of 597,418 Shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(3) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5               SCHEDULE 13D

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons: SS or I.R.S. Identification Nos. of Above
     Persons:

     Toucan General II, LLC
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group            (a): X
                                                                 (b):
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source Of Funds*

     OO

--------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

--------------------------------------------------------------------------------
Number Of Shares        (7)   Sole Voting Power                  27,834,932  (1)
Beneficially Owned
By Each Reporting
Person With             (8)   Shared Voting Power                   597,418  (2)

                        (9)   Sole Dispositive Power             27,834,932  (1)

                       (10)   Shared Dispositive Power

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                                                                   28,432,350
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)          59.9% (3)

--------------------------------------------------------------------------------
(14) Type Of Reporting Person                                           OO

--------------------------------------------------------------------------------
 (1) Consists of 27,834,932 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under four 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $1,100,000 held by Toucan Capital Fund II, L.P.

 (2) Consists of 597,418 Shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

 (3) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5              SCHEDULE 13D

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons:  SS or I.R.S. Identification Nos. of Above
     Persons:

     Toucan Management, LLC
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group                 (a): X
                                                                      (b):
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source Of Funds*

     OO

--------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

--------------------------------------------------------------------------------
Number Of Shares        (7)   Sole Voting Power                  27,834,932  (1)
Beneficially Owned
By Each Reporting
Person With             (8)   Shared Voting Power                   597,418  (2)

                        (9)   Sole Dispositive Power             27,834,932  (1)

                       (10)   Shared Dispositive Power

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                                                                   28,432,350
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)          59.9% (3)

--------------------------------------------------------------------------------
(14) Type Of Reporting Person                                            OO

--------------------------------------------------------------------------------
(1) Consists of 27,834,932 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under four 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $1,100,000 held by Toucan Capital Fund II, L.P.

(2) Consists of 597,418 Shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(3) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5               SCHEDULE 13D

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons: SS or I.R.S. Identification Nos. of Above
     Persons:

     Linda F. Powers
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group                 (a): X
                                                                      (b):
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source Of Funds*

           OO

--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

--------------------------------------------------------------------------------
Number Of Shares        (7)   Sole Voting Power
Beneficially Owned
By Each Reporting
Person With             (8)   Shared Voting Power                28,432,350  (1)

                        (9)   Sole Dispositive Power

                       (10)   Shared Dispositive Power           28,432,350  (1)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                                                                   28,432,350
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)          59.9% (2)

--------------------------------------------------------------------------------
(14) Type Of Reporting Person                                            IN

--------------------------------------------------------------------------------
(1) Consists of: (i) 27,834,932 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under four 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $1,100,000 held by Toucan Capital Fund II, L.P.; and (ii) 597,418 Shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5              SCHEDULE 13D

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons: SS or I.R.S. Identification Nos. of Above
     Persons:

     Robert F. Hemphill, Jr.
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group            (a): X
                                                                 (b):
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source Of Funds*

           OO

--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

--------------------------------------------------------------------------------
Number Of Shares        (7)   Sole Voting Power
Beneficially Owned
By Each Reporting
Person With             (8)   Shared Voting Power                28,432,350  (1)

                        (9)   Sole Dispositive Power

                       (10)   Shared Dispositive Power           28,432,350  (1)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                                                                   28,432,350
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)          59.9% (2)

--------------------------------------------------------------------------------
(14) Type Of Reporting Person                                            IN

--------------------------------------------------------------------------------
(1) Consists of: (i) 27,834,932 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under four 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $1,100,000 held by Toucan Capital Find II, L.P.; and (ii) 597,418 Shares of Common Stock owned by unaffliliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.


(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5              SCHEDULE 13D


--------------------------------------------------------------------------------
(1)  Names of Reporting Persons: SS or I.R.S. Identification Nos. of Above
     Persons:

     Bruce C. Robertson, Ph.D.
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group                 (a):  X
                                                                      (b):
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source Of Funds*

         OO

--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

--------------------------------------------------------------------------------
Number Of Shares        (7)   Sole Voting Power
Beneficially Owned
By Each Reporting
Person With             (8)   Shared Voting Power               28,432,350  (1)

                        (9)   Sole Dispositive Power

                       (10)   Shared Dispositive Power          28,432,350  (1)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                                                                  28,432,350
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [  ]

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)         59.9% (2)

--------------------------------------------------------------------------------
(14) Type Of Reporting Person                                            IN

--------------------------------------------------------------------------------
(1) Consists of: (i) 27,834,932 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under four 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $1,100,000 held by Toucan Capital Fund II, L.P.; and (ii) 597,418 Shares of Common Stock owned by unaffliliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.


(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                       SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 to Statement on Schedule 13D (this "Schedule") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Northwest Biotherapeutics, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 21720 23rd Drive S.E., Suite 100, Bothell, Washington, 98021. This Statement amends and restates, in their entirety, Items 1 through 6 of the Schedule 13D filed by the filing persons on May 6, 2004 (the "Initial Schedule 13D").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (f). This Schedule is filed by (i) Toucan Capital Fund II, LP, a Delaware limited partnership ("Toucan Capital"); (ii) Toucan General II, LLC, a Delaware limited liability company ("Toucan General"), which is the general partner of Toucan Capital; (iii) Toucan Management, LLC, a Delaware limited liability company ("Toucan Management"), which provides managerial services on behalf of Toucan General pursuant to a management agreement; (iv) Linda F. Powers, an individual and United States citizen who serves as a managing director of Toucan Capital, a managing member of Toucan General and a managing member of Toucan Management and as a member of the investment committee of Toucan Capital; (v) Robert F. Hemphill, Jr., an individual and United States citizen who serves as a managing director of Toucan Capital, a managing member of Toucan General and a managing member of Toucan Management and as a member of the investment committee of Toucan Capital; and (vi) Bruce C. Robertson, Ph.D., an individual and United States citizen who serves as a member of the investment committee of Toucan Capital. The principal place of business of Toucan Capital, Toucan General, Toucan Management, Ms. Powers, Mr. Hemphill, and Mr. Robertson (the "Filing Persons") is 7600 Wisconsin Avenue, 7th Floor, Bethesda, MD, 20814.

         The principal business of Toucan Capital consists of making investments, focused primarily on life science investments. Toucan Capital invests at seed and early (pre-clinical) stages, as well as later (clinical) stages. Toucan Capital's primary areas of investment currently include immunotherapies, biologics and protein therapeutics, cell therapies and tissue engineering, RNA therapeutics, and medical devices. Toucan General is the general partner of Toucan Capital, and in such capacity, may be deemed to have sole voting and dispositive power over all of the Common Stock held by Toucan Capital. Toucan Management manages Toucan General pursuant to a management agreement between those entities, pursuant to which Toucan Management may also be deemed to have sole voting and dispositive power over all of the Common Stock held by Toucan Capital. Ms. Powers and Mr. Hemphill are managing directors of Toucan Management, and, along with Mr. Robertson, serve on the investment committee of Toucan Capital. In such capacities, Ms. Powers and Mssrs. Hemphill and Robertson exercise shared voting and dispositive power over all of the Common Stock held by Toucan Capital.

         During the past five years, none of the entities and persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities described in this Schedule were acquired by Toucan Capital with funds received from its partners entrusted to Toucan Capital for investment purposes. The total amount of funds invested by Toucan Capital in the transactions described herein was $1,100,000.

ITEM 4.  PURPOSE OF TRANSACTION.

         Toucan Capital acquired beneficial ownership of the securities for the purpose of effecting a recapitalization of the Company. On April 26, 2004 (the "Effective Date"), the Company entered into a Recapitalization Agreement (the "Recapitalization Agreement") and a Binding Convertible Preferred Stock Term Sheet (the "Term Sheet") with Toucan Capital. Concurrently therewith, Toucan Capital and the Company entered into three convertible secured promissory notes in aggregate principal amount of $600,000 (including the reissuance of two notes of $50,000 principal amount each), as more fully described below. On June 11, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $500,000. The Recapitalization Agreement and Term Sheet contemplate a recapitalization to occur in two stages. The first stage is a bridge funding period which began on February 1, 2004 and will expire on July 23, 2004, unless earlier terminated or extended by Toucan Capital (the "Bridge Funding Period"). The second stage consists of a potential equity financing, which is contingent on the Company's fulfillment of certain conditions specified in the Recapitalization Agreement during the Bridge Funding Period (the

"Equity Financing"). The Equity Financing stage, if reached and if completed, will involve the Company's authorization, issuance and sale of up to $40 million of 10% Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") which may be effected in one or more closings over a one-year period. Toucan Capital has provided all amounts funded thus far, and may provide additional funding, during the Bridge Funding Period. Toucan Capital may provide some of the Equity Financing if the Equity Financing occurs.

         Pursuant to the Recapitalization Agreement, the bridge funding (the "Bridge Funding") provided by Toucan Capital is to be provided in the form of senior secured convertible debt in one or more tranches, each to be evidenced by a Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory
Note in the form provided in the Recapitalization Agreement (the "Bridge Notes"). The Bridge Notes accrue interest at 10% per year, are secured by a first priority security interest in substantially all of the Company's assets, mature one year after their respective issuance dates and are convertible into capital stock of the Company. As of the date of the Recapitalization Agreement, bridge funding in the aggregate principal amount of $600,000 (the "Initial Bridge Funding") had been provided to the Company by Toucan Capital. On February 2, 2004 and on March 1, 2004, Toucan Capital provided two loans to the Company in the principal amounts of $50,000 each. Pursuant to the Recapitalization Agreement, these notes were cancelled and reissued as two new Bridge Notes in the form provided in the Recapitalization Agreement on the Effective Date, with interest accruing from their respective original issuance dates. Also on the Effective Date, Toucan Capital provided an additional $500,000 in Bridge Funding evidenced by a third Bridge Note. On June 11, 2004, Toucan Capital provided further bridge funding of $500,000 ("Additional Bridge Funding"), on the same terms and evidenced by an additional Bridge Note in the same form as the Initial Bridge Funding.

         In connection with the Recapitalization Agreement, the Company agreed to issue a warrant (the "Bridge Warrant") to purchase 60 shares of capital stock of the Company at a purchase price of $0.01 per share (subject to adjustment as described below) for every $1 in principal amount of Bridge Funding provided. Accordingly, on the Effective Date, the Company issued Toucan Capital a Bridge Warrant to purchase 36,000,000 shares of capital stock of the Company at a purchase price of $0.01 per share. On June 11, 2004, in connection with the Additional Bridge Funding, the Bridge Warrant became exercisable for an additional 30,000,000 shares of capital stock of the Company at a purchase price of $0.01 per share.

         In the event that the Company sells at least $15 million of Convertible Preferred Stock to investors other than Toucan Capital on the terms and conditions set forth in the Recapitalization Agreement and the Term Sheet (a "Qualified Preferred Stock Financing"), the Bridge Warrant will be exercisable only for shares of Convertible Preferred Stock. Unless and until the Company completes a Qualified Preferred Stock Financing, the Bridge Warrant will be exercisable for any debt or equity security authorized for issuance by the Company (which currently consists only of Common Stock). The number of shares issuable pursuant to the Bridge Warrant and the exercise prices thereof are subject to adjustment in the event of stock splits, stock dividends, and the like. The exercise price is also subject to downward adjustment in the event of certain dilutive issuances in which the Company sells shares below the then applicable exercise price.

         The Bridge Warrant becomes exercisable upon the earliest of (i) the sale of at least $2 million through the issuance of any class or series of equity or debt security of the Company, and/or combinations thereof (including, among other events, the conversion of the Bridge Notes); (ii) the breach by the Company of the Recapitalization Agreement or any other document related to the recapitalization contemplated thereby; (iii) the acceptance of a proposal for an equity financing or merger, consolidation, business combination or sale of all or substantially all of the Company's assets from a party other than Toucan Capital, and from whom no such proposal was solicited by the Company or its agents; or (iv) the expiration of sixty one days after Toucan Capital provides notice to the Company of its desire to exercise the Bridge Warrant. The Bridge Warrant is exercisable for seven years following its date of issuance, subject to the foregoing conditions.

         Pursuant to the Recapitalization Agreement, Toucan Capital may, at any time and in its sole discretion, convert any or all of the principal and/or interest due on any or all of the Bridge Notes into any equity or debt security authorized for issuance by the Company (currently only Common Stock). Under the Bridge Notes, the conversion price for a discretionary conversion is the lowest of: (i) the lowest nominal or effective price per share paid by any investor at any time on or after April 26, 2003 (with the exception of certain options held by members of the board of directors outstanding as of the Effective Date, and shares issuable upon the exercise of the Bridge Warrant); (ii) the lowest nominal or effective price at which any investor is entitled to acquire shares pursuant to any other security, instrument, or promise, undertaking, commitment, agreement or letter of intent of the Company outstanding on or after the Effective Date or granted, issued, extended or otherwise made available by the Company at any time on or after April 26, 2003 (with the exception of certain options held by members of the board of directors outstanding as of the Effective Date and the Bridge Warrant); and (iii) the lesser of $0.10 per share or a 35% discount to the average closing price per share of the Common Stock during any twenty consecutive trading days beginning with the twenty consecutive trading days immediately preceding the Effective Date (with the limitation that the conversion price under this clause (iii) will be no less than $0.04 per share). If the currently outstanding Bridge Notes had been converted into Common Stock on the date of filing this Schedule, the conversion price would have been $0.04 per share pursuant to the above calculation.

         In addition to the optional conversion described above, the Bridge Notes are automatically convertible into Convertible Preferred Stock upon the closing of a Qualified Preferred Stock Financing. The conversion price for such an automatic conversion is the lowest nominal or effective price per share paid by any investor other than Toucan Capital who purchases Convertible Preferred Stock.

         The Company plans to raise the Equity Financing in the form of a private investment in public entity ("PIPE") transaction. The Recapitalization Agreement contemplates an overall issuance of up to $40 million in Convertible Preferred Stock (not including shares issuable upon exercise of warrants), in one or more tranches, over a one year period following the Bridge Period. Warrants (the "Preferred Stock Warrants") to purchase additional shares of Convertible Preferred Stock will be issued by the Company on the first $8 million of Convertible Preferred Stock purchased for cash with an exercise price equal to the issuance price of the Convertible Preferred Stock. In the event that a sale of at least $2 million of Convertible Preferred Stock is achieved, it would be sufficient to transfer control of the Company to the purchasers. If and when the Company has raised at least $2 million through the issuance of any class or series of equity security, debt security and/or combinations thereof (including, without limitation, any conversion of the Bridge Notes and/or other convertible or exercisable securities and/or instruments other than the Bridge Warrant), a new board of directors will be constituted. If, however, such a sale cannot be achieved through a PIPE transaction, the Company may effect the Equity Financing in connection with or following deregistration of its Common Stock under Section 12 of the Securities Exchange Act of 1934. If, within 180 days from the Effective Date, the Company has not raised at least $2 million through the issuance of any class or series of equity security, debt security and/or combinations thereof (including, without limitation, any conversion of any Bridge Notes and/or other convertible or exercisable securities and/or instruments of any kind), the Company's obligation to effect the Equity Financing pursuant to the Recapitalization Agreement and Term Sheet will terminate.

         Prior to, and as a condition of, the June 11, 2004 closing of the Bridge Funding, Toucan Capital entered into voting agreements and limited proxies (the "Voting Agreements") with certain members of the Company's management (Alton Boynton, Larry Richards, Marnix Bosch, and Eric Holmes). The Voting Agreements provide that the parties thereto shall vote all of their shares of Common Stock in favor of the transactions contemplated by the Recapitalization Agreement at a meeting of the Company's Stockholders to be duly held for the purpose of considering such transactions. The Voting Agreements currently cover an aggregate of 597,418 Shares of Common Stock and would cover any additional shares of Common Stock acquired by the parties to the Voting Agreements.

         Future funding under the Recapitalization Agreement, including any additional Bridge Funding or Equity Funding, is subject to a number of conditions, which may be waived at the sole discretion of Toucan Capital and the other investors, if applicable, including but not limited to the execution of voting agreements by certain other stockholders of the Company relating to the transactions contemplated by the Recapitalization Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of June 24, 2004, the aggregate principal amount of, and accrued interest on, the Bridge Notes held by Toucan Capital is $1,113,397.26 and the conversion price of the Bridge Notes is $0.04 per share. Accordingly, each of the Filing Persons may be deemed to beneficially own 27,834,932 shares of Common Stock issuable upon conversion of the Bridge Notes. In addition, Toucan Capital holds a limited proxy to vote 597,418 shares of common stock held by members of the Company's management and therefore the Filling Persons may also be deemed to beneficially own these shares, for total beneficial ownership of 28,432,350 shares of Common Stock. Such shares, based on the capitalization of the Company as of May 11, 2004 as disclosed in the Company's SEC filings, constitute 59.9% of the Common Stock (calculated in accordance with SEC regulations).

         Other than the transactions described above, no transactions in the Common Stock of the Company have been effected by the Filing Persons during the past 60 days.

         To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Recapitalization Agreement, Term Sheet, Bridge Notes, Bridge Warrant, Voting Agreements and Preferred Stock Warrants described in Item 5 above, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1*: Recapitalization Agreement, dated April 26, 2004, by and between the Company and Toucan Capital (previously filed with the Initial Schedule 13D).

Exhibit 2: Binding Convertible Preferred Stock Term Sheet, dated April 26, 2004, by and between the Company and Toucan Capital (included as Exhibit B to Exhibit 1 hereto) (previously filed with the Initial Schedule 13D).

Exhibit 3: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $500,000, dated April 26, 2004, by and between the Company and Toucan Capital (previously filed with the Initial
Schedule 13D).

Exhibit 4: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $50,000, dated April 26, 2004, by and between the Company and Toucan Capital (previously filed with the Initial
Schedule 13D).

Exhibit 5: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $50,000, dated April 26, 2004, by and between the Company and Toucan Capital (previously filed with the Initial
Schedule 13D).

Exhibit 6: Northwest Biotherapeutics, Inc. Warrant, dated April 26, 2004, issued to Toucan Capital (previously filed with the Initial Schedule 13D).

Exhibit 7:  Joint filing statement (previously filed with the Initial Schedule
13D).

Exhibit 8: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principle amount of $500,000, dated June 11, 2004, by and between the Company and Toucan Capital (incorporated by refrence to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on June 22,
2004).

Exhibit 9: Form of Voting Agreement.

* Confidential treatment has been requested with respect to certain portions of these exhibits. Omitted portions have been filed separately with the Securities and Exchange Commission.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated June 24, 2004

                                         TOUCAN CAPITAL FUND II, L.P.

                                         BY:  /s/ Linda Powers
                                              ----------------------------------
                                         NAME: Linda Powers
                                               ---------------------------------
                                         TITLE: Managing Director
                                                --------------------------------

                                         TOUCAN GENERAL II, LLC

                                         BY:  /s/ Linda Powers
                                              ----------------------------------
                                         NAME: Linda Powers
                                               ---------------------------------
                                         TITLE: Managing Member
                                                --------------------------------

                                         TOUCAN MANAGEMENT, LLC

                                         BY:  /s/ Linda Powers
                                              ----------------------------------
                                         NAME: Linda Powers
                                               ---------------------------------
                                         TITLE: Managing Member
                                                --------------------------------


                                         /s/ Linda Powers
                                         ---------------------------------------
                                         LINDA POWERS

                                         /s/ Robert Hemphill, Jr.
                                         ---------------------------------------
                                         ROBERT HEMPHILL, JR.

                                         /s/ Bruce Robertson, Ph.D.
                                         ---------------------------------------
                                         BRUCE ROBERTSON, PH.D.